Mail Processing Section

FEB 29 2008

Washington, DC 101

BB 3/11

08028860

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66958

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Park Hill Group LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

101 California Street, Suite 2880
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Donna A. Toth (212) 583-5747
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

Two World Financial Center	New York	New York	10281-1414
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

AFFIRMATION

I, Donna A. Toth, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Park Hill Group LLC for the year ended December 31, 2007 are true and correct.

Donna A. Toth
Chief Financial Officer

Subscribed to before me this
22nd day of February 2008

Notary Public

MARY ALLEN CONNALLY
Notary Public, State of New York
No. 01CO6037222
Qualified in New York County
Commission Expires 2/14/2010

PARK HILL GROUP LLC
(SEC I.D. No. 8-66958)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2007
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934.
as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Park Hill Group LLC

We have audited the accompanying statement of financial condition of Park Hill Group LLC (the "Company") as of December 31, 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Park Hill Group LLC at December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2008

PARK HILL GROUP LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash and cash equivalents	$19,216,968
Security deposits	80,800
Accounts receivable	49,684,143
Interest receivable	903,565
Due from affiliates	1,568,112
Property and equipment, net of accumulated depreciation and amortization of $341,161	574,360
Other assets	154,522
TOTAL ASSETS	$72,182,470

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 4,520,637
Due to affiliates	39,128
Total liabilities	4,559,765
MEMBER'S EQUITY	67,622,705
TOTAL LIABILITIES AND MEMBER'S EQUITY	$72,182,470

PARK HILL GROUP LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

1. ORGANIZATION AND NATURE OF OPERATIONS

Park Hill Group LLC (the "Company") was formed as a limited liability company in the State of Delaware on December 9, 2004. Effective November 17, 2005, the Company commenced operations as a registered broker-dealer subject to certain regulations of the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company is a single member limited liability company wholly owned by PHG Holdings LLC ("PHG Holdings"). Prior to June 18, 2007, PHG Holdings had outstanding Class A and Class B interests. The Class A interests were held by certain senior employees of the Company or its affiliates and all of the outstanding Class B interests were held by Park Hill Group Holdings LLC, a subsidiary of The Blackstone Group L.P. ("Blackstone"). On June 18, 2007, in connection with the initial public offering of common units of Blackstone, a master limited partnership, (the "Partnership") and pursuant to a reorganization by and amongst various affiliated entities, the Class A Members contributed all their Class A interests into one or more affiliate holdings partnerships ("Holdings") in exchange for partnership units in Holdings ("Blackstone Holdings Partnership Units") and the right to future grants of Blackstone Holdings Partnership Units based on the performance of its businesses over the five year period beginning January 2008. As a result, PHG Holdings is wholly owned by the Class B Member, which in turn is owned by Holdings.

The Company is a placement agency raising capital primarily from institutional investors for interests in private equity limited partnerships and hedge funds (collectively "Funds") that are not publicly traded. The Company earns a fee based upon a percentage of the capital purchased or committed to be purchased in such Funds. The Company's agreements with its clients may include a fee retainer and typically a schedule of fee payments to be made over an extended period of time after acceptance by a Fund of capital or capital commitments.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates—The preparation of the Company's statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the statement of financial condition and related disclosures. Actual results could differ materially from those estimates.

Fair Value of Financial Assets and Liabilities—The carrying value of financial assets and liabilities, including cash and cash equivalents, security deposits, accounts receivable, interest receivable, due from affiliates, other assets, accounts payable and accrued expenses, and due to affiliates, approximates their fair value because of the short-term nature of these assets and liabilities.

Cash and Cash Equivalents—The Company considers all liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents. Cash and cash equivalents consist of cash and money market investments which are primarily held at one major U.S. financial institution.

Property and Equipment—Property and equipment consist of computer equipment and software, furniture, fixtures and leasehold improvements which are stated at cost. Depreciation is computed using

the straight-line method over the estimated useful life of the relevant computer equipment and software, furniture, and fixtures, generally 3 to 5 years. Leasehold improvements are amortized using the straight-line method over the lesser of the economic useful life of the improvement or the life of the lease.

Revenue Recognition—Placement fees are typically recognized as earned upon acceptance by a Fund of capital or capital commitments. The Company may receive non-refundable retainers upon execution of agreements with Funds to provide capital fund-raising services, which are recorded as revenues when earned upon receipt. All other income and expenses are recognized when earned and incurred, respectively.

The Company earns interest on all outstanding placement fees receivable. Interest is calculated based upon the London Interbank Offered Rate plus an additional percentage as mutually agreed upon with the client. Interest accrued and outstanding as of December 31, 2007, is reported on the accompanying statement of financial condition as interest receivable.

The Company is reimbursed by the Funds for all reasonable travel, telephone, postage and other out-of-pocket expenses incurred in relation to the capital fund-raising services provided. As of December 31, 2007, $1,650,880 of reimbursable expenses was outstanding and is reported on the accompanying statement of financial condition as accounts receivable.

Allowance for Doubtful Accounts—The Company performs periodic credit evaluations of its clients' financial condition. The Company generally does not require collateral and establishes an allowance for doubtful accounts based upon factors surrounding the credit risk of clients, historical trends and other information. As of December 31, 2007, the Company determined that an allowance for doubtful accounts is not required.

Compensation and Benefits—Compensation includes salaries, bonuses (discretionary awards and guaranteed amounts) and the amortization of equity-based compensation as described below. Bonuses are accrued over the service period to which they relate. Benefits include both managing principals' and employees' benefit expense. Prior to the reorganization defined in Note 1, payments made to managing principals were accounted for as equity distributions rather than as compensation.

Equity-Based Compensation—Equity-based compensation is accounted for under the provisions of Statement of Financial Accounting Standards ("SFAS") No. 123(R), *Share–Based Payment* ("SFAS No. 123(R)"), which revises SFAS No. 123, *Accounting for Stock-Based Compensation*, and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*. Under SFAS No. 123(R), the cost of employee services received in exchange for an award of equity instruments is generally measured based on the grant-date fair value of the award. Equity-based awards that do not require future service (i.e., vested awards) are expensed immediately. Equity-based employee awards that require future service are recognized over the relevant service period. Further, as required under SFAS No. 123(R), the Company estimates forfeitures for equity-based awards that are not expected to vest.

Income Taxes—The Company is organized as a single member limited liability company and as such is a disregarded entity for income tax purposes. PHG Holdings, the tax paying entity, is not subject to federal income tax. No provision for federal income taxes has been made, as members are individually responsible for their own tax payments. Based upon various apportionment factors and state income tax laws, PHG Holdings may be liable for income taxes in certain states and/or local jurisdictions.

Recent Accounting Pronouncements—In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48 *Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109* ("FIN No. 48"),. FIN No. 48 requires companies to recognize the tax benefits of uncertain tax positions only where the position is "more likely than not" to be sustained assuming examination by tax authorities. The tax benefit recognized is the largest amount of benefit that is greater than 50% likelihood of being realized upon ultimate settlement. The Company adopted FIN No. 48 as of January 1, 2007. The adoption of FIN No. 48 did not have a material impact on the Company's statement of financial condition.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. SFAS No. 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The Company adopted SFAS No. 157 as of January 1, 2007. The adoption of SFAS No. 157 did not have a material impact on the statement of financial condition.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with changes in fair value recognized in earnings. SFAS No. 159 is effective as of the beginning of the first fiscal year that begins after November 15, 2007. The adoption of SFAS No. 159 as of January 1, 2008 is not expected to have a material impact on the Company's statement of financial condition.

3. RELATED PARTY TRANSACTIONS

Due From Affiliates—Pursuant to an administrative services and expense agreement between the Company and Park Hill Real Estate Group LLC ("PHREG"), an affiliate of the Class B Member, the Company is reimbursed for any direct and indirect expenses incurred on PHREG's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. Of the total expenses incurred during the year, $1,568,112 were outstanding as of December 31, 2007. The full balance was repaid to the Company during February 2008.

Investment in Affiliates—The Company held a special non-voting interest in certain entities comprising Blackstone as well as carried interest and mandatory side by side interest in the private equity, real estate and mezzanine funds managed by Blackstone (the "Blackstone Funds"). Due to the speculative nature of these investments and the absence of a readily available market value, all investments were valued at cost unless an event establishes a value other than cost. As of June 18, 2007, in conjunction with the reorganization defined in Note 1, all such interests were assumed by Blackstone. As of December 31, 2007, a balance of $39,128 was due to the Blackstone Funds and is included in due to affiliates on the statement of financial condition.

Due to Affiliates—Pursuant to an administrative services and expense agreement between the Company and Blackstone Administrative Services Partnership L.P. ("BASP"), an affiliate of the Class B Member, the Company must reimburse BASP for any direct and indirect expenses incurred on the Company's behalf including accounting, payroll, human resources, legal, compliance, financial administration, information technology, office services, and facilities. The entire balance due of $11,020,805, which includes a prior year balance due of $1,337,583 has been assumed by the Class B Member and thus is treated as a capital contribution.

The Company also has a service agreement with The Blackstone Group International Limited ("BGIL"), a UK affiliate of Blackstone. BGIL provides marketing services on behalf of the Company to investors in the United Kingdom and throughout Europe as licensed through the Financial Services Authority

("FSA"). The fee for such services is cost plus 10%. During 2007, $15,048,555 of service fee due to BGIL, which includes the prior year balance due of $2,811,037, has been assumed by the Class B Member and is treated as a capital contribution. As of December 31, 2007, there is no outstanding balance due to BGIL.

Placement Fees—During the year ended December 31, 2007, the Company earned placement fee revenue and interest income from various affiliates of the Class B Member. As of December 31, 2007, the remaining balance due of $11,920,144 is included in accounts receivable on the statement of financial condition.

4. PROPERTY AND EQUIPMENT

As of December 31, 2007, property and equipment consist of the following

Asset	Life	Carrying Value
Computer equipment and software	3–5 years	$ 579,078
Furniture and fixtures	5 years	215,234
Leasehold improvements	Life of the lease	121,209
		915,521
Less accumulated depreciation and amortization		(341,161)
		$ 574,360

5. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company leases office space in various cities throughout the United States under non-cancelable leases expiring at various dates through May 2013.

The following is a schedule of future minimum lease payments required under these non-cancellable operating leases:

Year Ending December 31, 2007	
2008	$ 154,224
2009	158,559
2010	162,894
2011	157,528
2012	54,900
Thereafter through 2013	23,063
	$ 711,168

Included in security deposits on the accompanying statement of financial condition are security deposits of $80,800 for the office leases.

Litigation—In the normal course of business, the Company may be named as a defendant in various lawsuits and may be involved in certain investigations and proceedings. Some of these matters may

involve claims of substantial amounts. It is the opinion of management, after consultation with external counsel, that there are no matters pending against the Company that could have a material adverse effect on the financial condition of the Company at December 31, 2007.

6. CONCENTRATIONS OF CREDIT RISK

For the year ended December 31, 2007, the Company had two clients account for approximately 31% of its accounts receivable, excluding reimbursable expenses.

7. MEMBER'S EQUITY

Operating liabilities of $26,069,360 incurred by the Company were assumed by the Class B Member and are reflected as capital contributions for the year ended December 31, 2007.

Accrued compensation of $8,913,727 due to individuals who provide services to the Company but are members of an affiliated entity have been recorded as capital contributions into the Company. The compensation will be funded by or on behalf of the affiliated entities.

Total cash payments of $2,375,000 for New York City UBT made by PHG Holdings LLC have been recorded as capital contributions to the Company (see Note 2)

During the year ended December 31, 2007, the Company distributed member's equity of $78,236,909, including non-cash distributions of $885,483.

Subsequent to year end, the Company distributed member's equity of $7,410,042, $6,100,000 and $500,000 on January 15, January 29, and February 1, 2008, respectively.

8. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires that the Company maintain minimum net capital, as defined, of $5,000 or 6 2/3% of aggregate indebtedness, as defined, whichever is greater. At December 31, 2007, the Company had net capital of $14,655,503, which was in excess of its statutory requirements by $14,351,519, and its ratio of aggregate indebtedness to net capital was 0.31 to 1.

The Company does not carry customer accounts and does not otherwise hold funds or securities for, or owe money or securities to, customers and, accordingly, is exempt from SEC Rule 15c3-3.

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 22, 2008

Park Hill Group LLC
101 California Street, Suite 2880
San Francisco, CA 94111

In planning and performing our audit of the financial statements of Park Hill Group LLC (the "Company") as of and for the year ended December 31, 2007 (on which we issued our report dated February 22, 2008), in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States), we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

END